UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 8, 2022

Benessere Capital Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39836	85-3223033
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

78 SW 7th Street, Unit 800

Miami, FL 33130

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (561) 467-5200

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, one Right and three-fourths of one Redeemable Warrant	BENEU	The NASDAQ Stock Market LLC
Class A Common Stock, par value $0.0001 per share	BENE	The NASDAQ Stock Market LLC
Rights, exchangeable into one-tenth of one share of Class A common Stock	BENER	The NASDAQ Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share Class A Common Stock for $11.50 per share	BENEW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

In connection with the proposed business combination among Benessere Capital Acquisition Corp. (“Benessere”), eCombustible Energy LLC (“eCombustible” or the “Company”), BCAC Holdings, Inc. (“BCAC Holdings”), and its wholly owned subsidiaries, and which we refer to as the “Business Combination,” BCAC Holdings has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-262669) (the “Registration Statement”). This Registration Statement includes a document that serves as a preliminary prospectus of BCAC Holdings and a preliminary proxy statement of Benessere, and is referred to as a proxy statement/prospectus. The Registration Statement has not yet become effective. Following the Registration Statement having been declared effective by the SEC, a final prospectus/definitive proxy statement and other relevant documents will be mailed to Benessere’s stockholders as of a record date to be established for voting on the proposed Business Combination. This Current Report on Form 8-K is not a substitute for the Registration Statement, the final prospectus/definitive proxy statement or any other document that BCAC Holdings has or will file with the SEC, or that Benessere has or will file with the SEC or send to its stockholders, in connection with the proposed Business Combination. Before making any voting or investment decision, investors and security holders of Benessere, eCombustible and BCAC Holdings are advised to read the Registration Statement, all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination, because these documents will contain important information about the proposed Business Combination and the parties to the proposed Business Combination. Investors, security holders and other interested persons will also be able to obtain copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BCAC Holdings or Benessere, free of charge, through the website maintained by the SEC at www.sec.gov or by directing a request to: Patrick Orlando, Benessere Capital Acquisition Corp., 78 SW 7th Street, Unit 800, Miami, Florida 33130.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the federal securities laws, including (without limitation) statements regarding the anticipated timing of the Business Combination (as defined below) and the potential benefits and attributes of eCombustible’s solution and technology. These forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Benessere’s securities, (ii) the risk that the Business Combination may not be completed by Benessere’s business combination deadline and the potential failure to obtain an extension of the business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the merger agreement by the stockholders of Benessere, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (v) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (vi) the effect of the announcement or pendency of the Business Combination on eCombustible’s business relationships, operating results, prospects and business generally, (vii) risks that the proposed Business Combination disrupts current plans and operations of eCombustible, (viii) the outcome of any legal proceedings that may be instituted against eCombustible or against Benessere related to the merger agreement or the proposed Business Combination, (ix) changes in the energy markets in which eCombustible competes, including with respect to its competitive landscape, technology evolution or regulatory changes, (x) changes in domestic and global general economic conditions, (xi) the risk that eCombustible is not able to recognize revenue for its products or secure additional contracts that generate revenue, (xii) risk that eCombustible may not be able to execute its growth strategies; (xiii) risks related to the ongoing COVID-19 pandemic and response, (xiv) risk that eCombustible may not be able to develop and maintain effective internal controls, (xv) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xvi) risks related to competition in the markets in which eCombustible intends to compete, (xvii) risks related to the early stage of eCombustible’s business, and (xviii) and those factors discussed in Benessere’s filings with the SEC and that that will be contained in the Registration Statement relating to the proposed Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Registration Statement and other documents to be filed by Benessere from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Benessere and eCombustible may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither of Benessere or eCombustible gives any assurance that Benessere or eCombustible, or the combined company, will achieve its expectations.

Participants in the Solicitation

Benessere, eCombustible, BCAC Holdings, and certain of their respective directors and officer, under SEC rules, may be deemed to be participants in the eventual solicitation of proxies of Benessere’s stockholders in connection with the proposed Business Combination. Information concerning the interests of Benessere’s, eCombustible’s and BCAC Holdings’ participants in the solicitation, which may, in some cases, be different than the interests of Benessere’s, eCombustible’s and BCAC Holdings’ stockholders and equity holders generally, is set forth in the proxy statement/prospectus contained in the Registration Statement relating to the Business Combination.

Prospective investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of such individuals in BCAC Holdings’ filings with the SEC, including the Registration Statement, and Benessere’s filings with the SEC, including its Form 10-K filed with the SEC on April 12, 2022. To the extent that holdings of Benessere’s securities have changed since the amounts in Benessere’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Such information will also be contained in the final prospectus/definitive proxy statement when available. You may obtain free copies of these documents from the sources indicated in the first paragraph above.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of eCombustible, Benessere, BCAC Holdings or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the laws of any such jurisdiction.

Item 8.01. Other Events

On June 8, 2022, Benessere Capital Acquisition Corp. (“Benessere”) and eCombustible Energy LLC (“eCombustible”) issued a press release announcing that Benessere’s board of directors has set the close of business on June 3, 2022 as the record date (“Record Date”) for Benessere’s special meeting of stockholders to be held to approve a proposal to amend Benessere’s charter (the “Extension Amendment”) to extend the date by which Benssere has to complete a business combination from July 7, 2022 to January 7, 2023 (the “Extension”). Stockholders of record as of the close of business on the Record Date will be entitled to vote their shares at the special meeting, the date, time and location of which meeting is expected to be subsequently announced.

Benessere had previously announced a June 3, 2022 record date for its special meeting of stockholders to, among other things, vote on the proposed business combination (the “Business Combination”) among Benessere, eCombustible, BCAC Holdings Inc. (“BCAC Holdings”), a holding company formed for purposes of effecting the Business Combination, and the other parties thereto. A new record date for this meeting will be announced at a later date.

The press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The information in this Item 8.01 and Exhibit 99.1 attached hereto will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor will it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description of Exhibits

99.1	Press Release dated June 8, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Benessere Capital Acquisition Corp.

Dated: June 8, 2022	By:	/s/ Patrick Orlando
Name: Patrick Orlando
Title: Chief Executive Officer

Exhibit 99.1

Benessere Capital Acquisition Corp. Announces Record Date for Stockholders to Vote in Favor of Extension Amendment

NEW YORK, June 8, 2022/PRNewswire/ — Benessere Capital Acquisition Corp. (Nasdaq: BENE, BENEU, BENEW, and BENER) (“Benessere” or the “Company”) announced that its board of directors has set the close of business on June 3, 2022 as the record date (the “Record Date”) for Benessere’s special meeting of its stockholders (the “Special Meeting”) to be held to approve a proposal to amend the Company’s charter (the “Extension Amendment”) to extend the date by which the Company has to complete a business combination from July 7, 2022 to January 7, 2023 (the “Extension”).

The Company’s stockholders of record at the close of business on the record date, June 3, 2022, will be entitled to vote the shares of common stock of Benessere owned by them at the Special Meeting. A proxy statement relating to this special meeting has not been finalized or declared effective. Once final, a definitive proxy statement will be mailed together with a proxy card to Benessere’s stockholders and will include the date, time and location of the special meeting.

If the Extension Amendment is approved and the Extension is implemented, the Company’s sponsor will contribute to the Company’s trust account an aggregate amount equal to $0.033 per share of Class A common stock issued in the Company’s initial public offering that is not redeemed, for each calendar month (commencing on July 7, 2022 and on the 7th day of each subsequent month) until January 7, 2023, or portion thereof, that is needed to complete an initial business combination (the “Contribution”). Such Contribution will be made as a loan that will not accrue interest and will be repayable to the sponsor or its designees upon the consummation of an initial business combination. If the full six-month period of the Extension is needed, the Contribution will increase the pro rata portion of the funds available in the Company’s trust account in the event of the consummation of an initial business combination or liquidation from approximately $10.35 per share to approximately $10.55 per share.

The Company had previously announced a June 3, 2022 record date for its special meeting of stockholders to, among other things, vote on the proposed business combination (the “Business Combination”) among Benessere, eCombustible Energy LLC (“eCombustible Energy”), BCAC Holdings Inc. (“BCAC Holdings”), a holding company formed for purposes of effecting the Business Combination with eCombustible Energy, BCAC Purchaser Merger Sub Inc. and BCAC Company Merger Sub Inc. A new record date for this meeting will be announced at a later date.

About Benessere

Benessere is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Benessere’s strategy is to identify and complete business combinations with technology-focused middle market and emerging growth companies in North, Central and South America. For more information, please visit www.benespac.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws, including (without limitation) statements the potential benefits of an Extension and the proposed Business Combination, and the anticipated timing of a stockholder meeting to approve the proposed Business Combination and related record date for determining who is entitled to vote at such meeting. These forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Benessere’s securities, (ii) the risk that the Business Combination may not be completed by Benessere’s business combination deadline and the potential failure to obtain an extension of the business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the merger agreement by the stockholders of Benessere, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (v) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (vi) the effect of the announcement or pendency of the Business Combination on eCombustible Energy’s business relationships, operating results, prospects and business generally, (vii) risks that the proposed Business Combination disrupts current plans and operations of eCombustible Energy, (viii) the outcome of any legal proceedings that may be instituted against eCombustible Energy or against Benessere related to the merger agreement or the proposed Business Combination, (ix) changes in the energy markets in which eCombustible Energy competes, including with respect to its competitive landscape, technology evolution or regulatory changes, (x) changes in domestic and global general economic conditions, (xi) the risk that eCombustible Energy is not able to recognize revenue for its products or secure additional contracts that generate revenue, (xii) risk that eCombustible Energy may not be able to execute its growth strategies; (xiii) risks related to the ongoing COVID-19 pandemic and response, (xiv) risk that eCombustible Energy may not be able to develop and maintain effective internal controls, (xv) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xvi) risks related to competition in the markets in which eCombustible Energy intends to compete, (xvii) risks related to the early stage of eCombustible Energy’s business, and (xviii) and those factors discussed in Benessere’s filings with the SEC and that that will be contained in the Registration Statement relating to the proposed Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Registration Statement and other documents to be filed by Benessere from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Benessere and eCombustible Energy may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither of Benessere or eCombustible Energy gives any assurance that Benessere or eCombustible Energy, or the combined company, will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed Business Combination among Benessere, eCombustible Energy and BCAC Holdings, Inc. and its wholly owned subsidiaries, BCAC Holdings has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-262669) (the “Registration Statement”). This Registration Statement includes a document that serves as a preliminary prospectus of BCAC Holdings and a preliminary proxy statement of Benessere and is referred to as a proxy statement/prospectus. The Registration Statement has not become effective. Following the Registration Statement having been declared effective by the SEC, a final prospectus/definitive proxy statement and other relevant documents will be mailed to Benessere’s stockholders as of a record date to be established for voting on the proposed Business Combination. This communication is not a substitute for the Registration Statement, the final prospectus/definitive proxy statement or any other document that BCAC Holdings has or will file with the SEC, or that Benessere has or will file with the SEC or send to its stockholders, in connection with the proposed Business Combination. Before making any voting or investment decision, investors and security holders of Benessere, eCombustible Energy and BCAC Holdings are advised to read the Registration Statement, all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination, because these documents will contain important information about the proposed Business Combination and the parties to the proposed Business Combination. Investors, security holders and other interested persons will also be able to obtain copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BCAC Holdings or Benessere, free of charge, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Benessere, eCombustible Energy, BCAC Holdings, and certain of their respective directors and officers, under SEC rules, may be deemed to be participants in the eventual solicitation of proxies of Benessere’s stockholders in connection with the proposed Business Combination. Information concerning the interests of Benessere’s, eCombustible Energy’s and BCAC Holdings’ participants in the solicitation, which may, in some cases, be different than the interests of Benessere’s, eCombustible Energy’s and BCAC Holdings’ stockholders and equity holders generally, is set forth in the proxy statement/prospectus contained in the Registration Statement relating to the Business Combination.

Prospective investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of such individuals in BCAC Holdings’ filings with the SEC, including the Registration Statement, and Benessere’s filings with the SEC, including its Form 10-K filed with the SEC on April 12, 2022. To the extent that holdings of Benessere’s securities have changed since the amounts in Benessere’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Such information will also be contained in the final prospectus/definitive proxy statement when available. You may obtain free copies of these documents from the source indicated in the paragraph above.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of eCombustible Energy, Benessere, BCAC Holdings or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the laws of any such jurisdiction.

INVESTOR RELATIONS CONTACT

Benessere Capital Acquisition Corp.

Francoise Jakobsson

info@beneinvest.com